Exhibit 99.1

news release

Encana third quarter results show company is on track to meet full year guidance

Solid liquids growth building momentum for 2013

For Immediate Release

Calgary, Alberta (October 24, 2012) TSX, NYSE: ECA

Encana Corporation reported cash flow of $913 million or $1.24 per share and $263 million in operating earnings or $0.36 per share for the third quarter 2012. Year-to-date the company generated cash flow of approximately $2.7 billion or $3.71 per share and operating earnings of $701 million or $0.95 per share.

Oil and natural gas liquids (NGLs) production volumes in the quarter averaged over 30,000 barrels per day (bbls/d), an increase of nearly 6,000 bbls/d compared to the third quarter of 2011. The Canadian Division volumes were higher primarily due to the extraction of additional liquids volumes at the Musreau plant in Bighorn and a successful drilling program in the Peace River Arch area. The USA Division volumes were higher primarily due to drilling programs across the company’s oil and liquids-rich plays.

“The strong quarter-over-quarter growth in our oil and NGLs volumes is the result of a focused effort by our teams to accelerate the development of our oil and liquids-rich plays,” says Randy Eresman, Encana President & CEO. “We expect to see this trend continue as we progress our plans to diversify our commodity portfolio and achieve a more balanced stream of future cash flows.”

Average natural gas production volumes were 2.9 billion cubic feet per day (Bcf/d), down about 460 million cubic feet per day (MMcf/d) from the same period of 2011 primarily due to voluntary capacity reductions, divestitures and natural declines. In the Canadian Division, declines were partially offset by successful drilling programs in the Bighorn and Cutbank Ridge areas. In the USA Division, declines were partially offset by a successful drilling program in the Piceance Basin.

During the first half of this year, when natural gas prices were at their lowest in the last 10 years, Encana shut-in or curtailed approximately 500 MMcf/d of production. Beginning in August, Encana began bringing the volumes back on-line with the goal that all shut-in and curtailed volumes would be back on-stream prior to winter. With production volumes now largely restored, the company re-affirms its 2012 production guidance of 3.0 Bcf/d.

Encana recorded a $1.19 billion after-tax impairment charge against net earnings in the third quarter resulting primarily from the impact of the decline in 12-month average trailing natural gas prices. As a result, reported net earnings for the third quarter were a loss of $1.24 billion. The impairment charge is non-cash in nature, does not affect cash flow or operating earnings and it is not indicative of the fair market value of the company’s oil and gas properties or the future net cash flows expected to be generated from the properties.

To date, Encana has increased its natural gas hedge position to approximately 1.2 Bcf/d for 2013 at an average price of $4.51 per Mcf.

“Our increased risk management position helps to provide additional certainty for our cash flow generation and capital programs for 2013,” adds Eresman.

“There are a number of positive signs for Encana as we look towards 2013. In addition to growth in oil and NGLs production and the recent recovery in natural gas prices, we are optimistic as discussions progress on our joint venture and divestiture opportunities,” says Eresman. “Looking longer term, with a diversified commodity mix and our proven track record as a low cost producer, we are well positioned to achieve sustainable growth across our portfolio of assets.”

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Update on Operations

In the Canadian Division, Encana had a successful quarter with the continued development of its liquids-rich assets.

Clearwater – Encana has drilled 13 oil wells through the third quarter in the area with plans in place to drill an additional 20 wells in 2012. Oil and NGLs volumes are up slightly in this area and it is expected these plays will provide a meaningful contribution to liquids growth over the next six months as the new wells are brought on production.

Duvernay – Encana has two rigs currently drilling in the area with 12 wells planned for the year. The company has rig released seven wells (two vertical and five horizontal). Condensate yields from these early wells are very promising.

Peace River Arch – Encana continues to explore this liquids-rich area with one rig currently working in the region. Encana drilled seven wells in the quarter with a total of 20 drilled to date out of a planned 27 for 2012.

In the USA Division, the company is experiencing encouraging results on its oil and liquids-rich natural gas plays.

DJ Niobrara – With plans to drill 18 wells this year, there are currently two wells on production and another nine wells either completed or waiting on completions in this area.

Eaglebine – Encana is planning to drill 12 wells in this play in 2012 and is experiencing promising early results from six operated wells on production with some of the wells exceeding expectations. There are two additional wells waiting on completions.

San Juan – Encana has drilled four wells through the third quarter, with a fifth in the process of drilling, and a total of eight wells planned for 2012.

Mississippian Lime – Encana is currently running a two rig drilling program in the play and is producing from three wells. The company has drilled seven wells to date with a total of 16 planned wells for the year.

Tuscaloosa Marine Shale – Progress is being made on delineating the asset. In this area, Encana has four new operated producing wells and two wells waiting on completions, making a total of six wells drilled out of a planned eight in the play for 2012. In addition, the company has four legacy acquired wells. There are two drilling rigs working in the play with the company’s focus being on reducing drilling costs.

(All well counts are net wells)

Quarterly dividend of 20 cents per share declared

Encana’s Board of Directors has declared a quarterly dividend of 20 cents per share payable on December 31, 2012 to common shareholders of record as of December 14, 2012.

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Third Quarter Highlights

Financial Summary

(for the period ended September 30) ($ millions, except per share amounts)	Q3 2012	Q3 2011
Cash flow[1]	913	1,181
Per share diluted	1.24	1.60

Operating earnings[1]	263	389
Per share diluted	0.36	0.53

Earnings Reconciliation Summary

Net earnings (loss)	(1,244)	459
After tax (addition) deduction:
Unrealized hedging gain (loss)	(428)	273
Impairments	(1,193)	—
Non-operating foreign exchange gain (loss)	162	(325)
Income tax adjustments	(48)	122

Operating earnings[1]	263	389
Per share diluted	0.36	0.53

1	Cash flow and operating earnings are non-GAAP measures as defined in Note 1 on page 4.

Production Summary

(for the period ended September 30) (After royalties)	Q3 2012	Q3 2011	% Δ
Natural gas (MMcf/d)	2,905	3,365	-14

Liquids (Mbbls/d)	30.3	24.4	+24

Third Quarter Natural Gas and Liquids Prices
	Q3 2012	Q3 2011
Natural gas
NYMEX ($/MMBtu)	2.81	4.20
Encana realized natural gas price[1] ($/Mcf)	4.91	5.01

Oil and NGLs ($/bbl)
WTI	92.20	89.54
Encana realized liquids price[1]	72.17	82.43

1	Realized prices include the impact of financial hedging.

Encana will host a conference call today Wednesday, October 24, 2012 starting at 11:00 a.m. MT (1:00 p.m. ET). To participate, please dial (888) 231-8191 (toll-free in North America) or (647) 427-7450 approximately 10 minutes prior to the conference call. An archived recording of the call will be available from approximately 4:00 p.m. ET on October 24 until midnight October 31, 2012 by dialing (855) 859-2056 or (416) 849-0833 and entering passcode 30551401. A live audio webcast of the conference call will also be available at www.encana.com, in the Invest in Us section under Presentations & Events. The webcast will be archived for approximately 90 days.

Media are invited to participate in the call in a listen only mode.

The unaudited interim Condensed Consolidated Financial Statements for the period ended September 30, 2012 are available at www.encana.com and will be filed on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

Encana Corporation

Encana is a leading North American energy producer that is focused on growing its strong portfolio of diverse resource plays producing natural gas, oil and natural gas liquids. By partnering with employees, community organizations and other businesses, Encana contributes to the strength and sustainability of the communities where it operates. Encana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

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Important Information

Encana reports in U.S. dollars unless otherwise noted. Production, sales and reserves estimates are reported on an after-royalties basis, unless otherwise noted. Per share amounts for cash flow and earnings are on a diluted basis. The term liquids is used to represent oil, NGLs and condensate. The term liquids-rich is used to represent natural gas streams with associated liquids volumes. Unless otherwise specified or the context otherwise requires, reference to Encana or to the company includes reference to subsidiaries of and partnership interests held by Encana Corporation and its subsidiaries.

NOTE 1: Non-GAAP measures

This news release contains references to non-GAAP measures as follows:

•	Cash flow is a non-GAAP measure defined as cash from operating activities excluding net change in other assets and liabilities, net change in non-cash working capital and cash tax on sale of assets.

•

Operating earnings is a non-GAAP measure defined as net earnings excluding non-recurring or non-cash items that management believes reduces the comparability of the company’s financial performance between periods. These after-tax items may include, but are not limited to, unrealized hedging gains/losses, impairments, foreign exchange gains/losses, income taxes related to divestitures and adjustments to normalize the effect of income taxes calculated using the estimated annual effective tax rate.

These measures have been described and presented in this news release in order to provide shareholders and potential investors with additional information regarding Encana’s liquidity and its ability to generate funds to finance its operations.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS–In the interests of providing Encana Corporation (“Encana” or the “Company”) shareholders and potential investors with information regarding Encana, including management’s assessment of Encana’s and its subsidiaries’ future plans and operations, certain statements contained in this news release are forward-looking statements or information within the meaning of applicable securities legislation, collectively referred to herein as “forward-looking statements.” Forward-looking statements in this news release include, but are not limited to: expected continued trend of growing oil and NGL production in order to achieve a diversified commodity portfolio and more balanced stream of future cash flows; expectation for curtailed volumes to be brought back into production prior to winter; expectation to meet 2012 Corporate Guidance; expectation that the impairment charge is not indicative of the fair market value of Encana’s assets; expectation to make progress on a range of joint venture and divestiture opportunities, including the timing for completion, expected values to be generated, level of interest on the same and the ability to meet 2012 and 2013 divestitures targets; expected benefits from joint venture transactions; planned wells and future development for, including potential upsides from various oil and liquids-rich assets; ability of Company’s risk management to support cash flow target for 2012 and cash flow generation and capital programs for 2013; expected 2012 natural gas and liquids production exit rates; achieving optimization and cost reduction across the Company’s business; expectation on future natural gas prices, 2013 natural gas production levels, rig count trend, future coal to gas displacement and the price ratio between oil and natural gas; and initial projected 2013 capital, production and cash flows, including the impact on cash flows of increases in natural gas prices.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These assumptions, risks and uncertainties include, among other things: volatility of, and assumptions regarding natural gas and liquids prices, including substantial or extended decline of the same and their adverse effect on the Company’s operations and financial condition and the value and amount of its reserves; assumptions based upon the Company’s current guidance; fluctuations in currency and interest rates; risk that the Company may not conclude divestitures of certain assets or other transactions (including third-party capital investments, farm-outs or partnerships, which Encana may refer to from time to time as “partnerships” or “joint ventures”, regardless of the legal form) as a result of various conditions not being met; product supply and demand; market competition; risks inherent in the Company’s and its subsidiaries’ marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of natural gas and liquids from resource plays and other sources not currently classified as proved, probable or possible reserves or economic contingent resources, including future net revenue estimates; marketing margins; potential disruption or unexpected technical difficulties in developing new facilities; unexpected cost increases or technical difficulties in constructing or modifying processing facilities; risks associated with technology; the Company’s ability to acquire or find additional reserves; hedging activities resulting in realized and unrealized losses; business interruption and casualty losses; risk of the Company not operating all of its properties and assets; counterparty risk; risk of downgrade in credit rating and its adverse effects; liability for indemnification obligations to third parties; variability of dividends to be paid; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the

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Company’s ability to secure adequate product transportation; changes in royalty, tax, environmental, greenhouse gas, carbon, accounting and other laws or regulations or the interpretations of such laws or regulations; political and economic conditions in the countries in which the Company operates; terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the Company; risk arising from price basis differential; risk arising from inability to enter into attractive hedges to protect the Company’s capital program; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Encana. Although Encana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. In addition, assumptions relating to such forward-looking statements generally include Encana’s current expectations and projections made in light of, and generally consistent with, its historical experience and its perception of historical trends, including the conversion of resources into reserves and production as well as expectations regarding rates of advancement and innovation, generally consistent with and informed by its past experience, all of which are subject to the risk factors identified elsewhere in this news release.

Assumptions with respect to forward-looking information regarding expanding Encana’s oil and NGLs production and extraction volumes are based on existing expansion of natural gas processing facilities in areas where Encana operates and the continued expansion and development of oil and NGL production from existing properties within its asset portfolio.

Forward-looking information respecting anticipated 2012 cash flow for Encana is based upon, among other things, achieving average production for 2012 of 3.0 Bcf/d of natural gas and 30,000 bbls/d of liquids, commodity prices for natural gas and liquids based on NYMEX $3.25 per Mcf and WTI of $95 per bbl, an estimated U.S./Canadian dollar foreign exchange rate of $1.00 and a weighted average number of outstanding shares for Encana of approximately 736 million. Forward-looking information respecting anticipated 2013 cash flow for Encana is based upon achieving average production for 2013 of between 2.9 Bcf/d and 3.1 Bcf/d of natural gas and 60,000 bbls/d to 70,000 bbls/d of liquids, commodity prices for natural gas and liquids based on NYMEX $3.50 per Mcf and WTI of $90 per bbl, an estimated U.S./Canadian dollar foreign exchange rate of $1.00 and a weighted average number of outstanding shares for Encana of approximately 736 million.

Furthermore, the forward-looking statements contained in this news release are made as of the date hereof and, except as required by law, Encana undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

Further information on Encana Corporation is available on the company’s website, www.encana.com, or by contacting:

Investor contact:	Media contact:
Ryder McRitchie	Jay Averill
Vice-President, Investor Relations	Media Relations
(403) 645-2007	(403) 645-4747
Lorna Klose
Manager, Investor Relations
(403) 645-6977

SOURCE: Encana Corporation

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